UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Voyager Learning Company
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

92908U103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92908U103

1	NAME OF REPORTING PERSON Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92908U103

1	NAME OF REPORTING PERSON Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92908U103

1	NAME OF REPORTING PERSON Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92908U103

1	NAME OF REPORTING PERSON Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92908U103

1	NAME OF REPORTING PERSON Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 92908U103

1	NAME OF REPORTING PERSON Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 92908U103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 5 below the Reporting Persons ceased to beneficially own any shares of Common Stock of the Issuer on December 8, 2009.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(d) are hereby amended and restated to read as follows:

(a)-(d)           Effective December 8, 2009, the Issuer was acquired by Cambium Learning Group, Inc. (the “Merger”), pursuant to an Agreement and Plan of Mergers, dated as of June 20, 2009, by and among Vowel Acquisition Corp., Issuer, Cambium Learning Group, Inc., VSS-Cambium Holdings II Corp., Consonant Acquisition Corp., and Vowel Representative, LLC (the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement each Share of the Issuer held by the Reporting Persons at the time of the Merger was converted into the right to receive, at the election of each stockholder, either (i) $6.50 in cash, without interest, or (ii) one (1) share of common stock of Cambium Learning Group, Inc., plus, regardless of the election made, additional consideration consisting of cash and a contingent value right, as described in the Merger Agreement.  The amount of cash available to satisfy cash elections by the Issuer’s stockholders will be determined by a formula that is primarily dependent on the cash that was generated by the Issuer prior to the Effective Time (as defined in the Merger Agreement), and the amount of cash available for the cash elections is limited to a maximum of $67,500,000 in the aggregate (the “Cash Amount”).  If the Cash Amount is insufficient to accommodate all of the cash elections made by the Issuer’s stockholders, then the stockholders electing to exchange the Issuer’s Shares for cash will be subject to a pro rata reduction in accordance with agreed procedures set forth in the Merger Agreement.  Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.

Item 5(c) is hereby amended to add the following:

(c)           There were no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

Item 5(e) is hereby amended and restated to read as follows:

(e)           As of December 8, 2009, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

CUSIP NO. 92908U103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 14, 2009	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: Foxhill Capital (GP), LLC, its general partner

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Director

FOXHILL CAPITAL (GP), LLC

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

CUSIP NO. 92908U103

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

/s/ Neil Weiner
Neil Weiner